--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:   October 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*         2. Date of Event Re-    4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
   WHITE           RICHARD              J.          (Month/Day/Year)            VERSICOR, INC. (VERS)
-------------------------------------------------       8/2/00              --------------------------------------------------------
    (Last)          (First)          (Middle)
                                                                         5. Relationship of Reporting Person(s) 6.If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-    X  Director           10% Owner          (Month/Day/Year)
                                                    curity Number of    ----               ----
   34790 ARDENTECH COURT                            Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X  title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                           EXECUTIVE VICE PRESIDENT               (Check Applicable
                                                                           AND CHIEF SCIENTIFIC OFFICER           Line)
                                                                           ----------------------------           Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    FREMONT, CALIFORNIA  94555                                                                                 ---
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK, PAR VALUE $.001                        125,000                         D
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK, PAR VALUE $.001                          1,563                         I                BY DAUGHTER
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK, PAR VALUE $.001                          1,563                         I                BY SON
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK, PAR VALUE $.001                          1,563                         I                BY DAUGHTER
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK, PAR VALUE $.001                          1,563                         I                BY SON
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.            Page 1 of 2
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                          (Over)
                                                                                                                   SEC 1473 (7-97)
               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                               Amount                 (D) or
                                   Date     Expir-                             or                     Indirect
                                   Exer-    ation           Title              Number                 (I)
                                   cisable  Date                               of
                                                                               Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTION              (1)   12/9/07  COMMON STOCK, PAR VALUE $.001  64,870     $0.40         D
(RIGHT TO BUY)
------------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTION              (2)   12/22/07 COMMON STOCK, PAR VALUE $.001   7,031     $0.40         D
(RIGHT TO BUY)
------------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTION              (3)    9/9/08  COMMON STOCK, PAR VALUE $.001  53,873     $0.40         D
(RIGHT TO BUY)
------------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTION              (4)   12/2/09  COMMON STOCK, PAR VALUE $.001 125,000     $0.48         D
(RIGHT TO BUY)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1) THE OPTIONS VESTED 25% ON DECEMBER 9, 1998, AND THE REMAINING 75% HAS AND WILL VEST AT 1/36 PER MONTH FOR THE 36 MONTHS
FOLLOWING DECEMBER 9, 1998. AS OF AUGUST 1, 2000, 12,356 OPTIONS ARE EXERCISABLE.
(2) THE OPTIONS VESTED 25% ON DECEMBER 22, 1997, AND THE REMAINING 75% HAS AND WILL VEST AT 1/36 PER MONTH FOR THE 36 MONTHS
FOLLOWING DECEMBER 22, 1997. AS OF AUGUST 1, 2000, 3,515 OPTIONS ARE EXERCISABLE.
(3) THE OPTIONS VESTED 25% ON SEPTEMBER 9, 1999, AND THE REMAINING 75% HAS AND WILL VEST AT 1/36 PER MONTH FOR THE 36 MONTHS
FOLLOWING SEPTEMBER 9, 1999. AS OF AUGUST 1, 2000, 16,633 OPTIONS ARE EXERCISABLE.
(4) THE OPTIONS VEST 25% ON DECEMBER 2, 2000 AND THE REMAINING 75% VEST AT 1/36 PER MONTH FOR THE 36 MONTHS FOLLOWING DECEMBER 2,
2000. NO OPTIONS ARE CURRENTLY EXERCISABLE.

                                                                          /s/ RICHARD J. WHITE                     August 1, 2000
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                                                       Page 2 of 2
                                                                                                                   SEC 1473 (7-97)